UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Avista Public Acquisition Corp. II

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Titles of Class of Securities)

G07247102

(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON Avista Acquisition LP II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,645,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,645,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,645,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.7%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON Avista Acquisition GP LLC II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,645,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,645,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,645,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.7%
12	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON Thompson Dean
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,645,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,645,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,645,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.7%
12	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON OR LR.S. IDENTIFICATION NO. OF ABOVE PERSON David F. Burgstahler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,645,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,645,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,645,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.7%
12	TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer:

Avista Public Acquisition Corp. II (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

65 East 55th Street, 18th Floor

New York, NY 10022

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”)

1.	Avista Acquisition LP II

2.	Avista Acquisition GP LLC II

3.	Thompson Dean

4.	David F. Burgstahler

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Persons is as follows:

65 East 55th Street, 18th Floor

New York, NY 10022

Item 2(c). Citizenship:

See responses to Item 4 on the cover page.

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G07247102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4. Ownership

Avista Acquisition LP II (“Sponsor”) directly owns 5,645,000 shares of Class B ordinary shares, par value $0.0001 per share, (“Class B Ordinary Shares”), of the Issuer, which automatically convert into shares of the Issuer’s Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment. Avista Acquisition GP LLC II (“Sponsor GP”) is the general partner of the Sponsor. Each of Thompson Dean and David F. Burgstahler are managers of Sponsor GP. Because of the relationship among the Reporting Persons, the Reporting Persons may be deemed to beneficially own the securities reported herein to the extent of their respective pecuniary interests. Each Reporting Person disclaims beneficial ownership of the securities reported herein, except to the extent of such Reporting Person's pecuniary interest therein, if any.

The holdings reported herein exclude 8,233,333 shares of Class A Ordinary Shares issuable upon the exercise of 8,233,333 private placement warrants held directly by the Sponsor. Each warrant is exercisable to purchase one share of the Class A Ordinary Shares at $11.50 per share, subject to adjustment, 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on 23,000,000 Class A Ordinary Shares outstanding as of January 11, 2022, as reported by the Issuer in its quarterly report on Form 10-Q/A for the period ended September 30, 2021, and 5,645,000 shares of Class B Ordinary Shares held by the Reporting Persons, and assumes conversion of the Class B Ordinary Shares held by the Reporting Persons into Class A Ordinary Shares.

(a)	Amount beneficially owned:

See responses to Item 9 on the cover page.

(b)	Percent of class:

See responses to Item 11 on the cover page.

(c)	Number of shares as to which such person has

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022	Avista Acquisition LP II By: Avista Acquisition GP LLC II, its general partner

	By:	/s/ David F. Burgstahler
	Name:	David F. Burgstahler
	Title:	Manager

Avista Acquisition GP LLC II

By:	/s/ David F. Burgstahler
Name:	David F. Burgstahler
Title:	Manager

David F. Burgstahler

By:	/s/ David F. Burgstahler
Name:	David F. Burgstahler

Thompson Dean

By:	/s/ Thompson Dean
Name:	Thompson Dean

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 11, 2022, by and among Avista Acquisition LP II, Avista Acquisition GP LLC II, David F. Burgstahler and Thompson Dean.

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned.  This Agreement may be executed in one or more counterparts.

Dated:  February 11, 2022

Avista Acquisition LP II By: Avista Acquisition GP LLC II, its general partner

By:	/s/ David F. Burgstahler
Name:	David F. Burgstahler
Title:	Manager

Avista Acquisition GP LLC II

By:	/s/ David F. Burgstahler
Name:	David F. Burgstahler
Title:	Manager

David F. Burgstahler

By:	/s/ David F. Burgstahler
Name:	David F. Burgstahler

Thompson Dean

By:	/s/ Thompson Dean
Name:	Thompson Dean